Exhibit 16.1
October 14, 2005
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Gentlemen:
We have read Item 4.01 of Form 8-K/A dated September 21, 2005, of Terayon Communication Systems, Inc. and are in agreement with the statements contained in the first and second sentences of paragraph 1, the second sentence of paragraphs 2 and 3, and paragraphs 4 through 8 on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
Regarding the registrant’s statements concerning the lack of internal control to prepare financial statements, included in paragraphs 6 through 8 on page 2 therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2004 financial statements.

/s/ Ernst & Young LLP